UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-36765

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Hello Group Inc. Adopted 2024 Share Incentive Plan

The board of directors of Hello Group Inc. (the “Company”) and the compensation committee of the board of directors of the Company have recently approved and authorized the adoption of its 2024 Share Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of shares that may be issued shall be the number of shares subject to awards that were not granted under the Company’s 2014 Share Incentive Plan, and the number of shares subject to awards granted under the Company’s 2014 Share Incentive Plan that have expired or otherwise been terminated without having been exercised in full and the shares issued pursuant to awards granted under the Company’s 2014 Share Incentive Plan that have been forfeited to or repurchased by the Company due to failure to vest, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2025.

Exhibit Index

Exhibit 99.1—2024 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By	:	/s/ Cathy Hui Peng
Name	:	Cathy Hui Peng
Title	:	Chief Financial Officer

Date: December 11, 2024